Exhibit (a)(1)(iv)

WEIGHT WATCHERS INTERNATIONAL, INC.

STOCK OPTION EXCHANGE PROGRAM ELECTION FORM

Employee Name:

If you wish to exchange Eligible Options, this form must be received by us before the Expiration Time (5:00 p.m., New York City time, on June 22, 2015), unless the Offer is extended by us. You may change your elections as often as you wish before the Expiration Time, at which time your election, if any, in effect at that time will become irrevocable, unless the Offer is extended by the Company in its sole discretion.

•	Read and carefully review the “Instructions to Election Form” and “Agreements in Respect of Election Form” annexed to this Election Form.

•	Indicate your election in the appropriate box (“Exchange” or “Decline”).

•	You are not required to participate in the Offer and to exchange your Eligible Options, however if you elect to do so, then you must exchange all of your Eligible Options.

•	Sign and date this Election Form and return to Weight Watchers International, Inc. by one of the following methods:

•	mailing by regular mail to: Weight Watchers International, Inc., Attention: Corporate Secretary, 675 Avenue of the Americas, 6th Floor, New York, New York 10010 or

•	scanning and e-mailing to: optionexchange@weightwatchers.com

Election forms SHOULD NOT be returned via inter-office mail.

Questions about the Exchange Program can be directed:

•	By phone at 516-390-1851. You will have the ability to leave a voice message on this extension.

•	By e-mail to optionexchange@weightwatchers.com.

Eligible Options
Option	Shares	Exercise		Shares Subject
Grant	Subject to	Price	Exchange	to Replacement
Date	Option	(per share)	Ratio	Option
Total Shares Subject to Replacement Option*
	Exchange**	Decline**

	☐	☐

Note:	The exercise price per share of the Replacement Options will be equal to the greater of (x) the closing price per share of the Company’s common stock on the NYSE on the date the Replacement Options are granted (which is expected to be the Expiration Time of the Offer) and (y) the average closing price per share of the Company’s common stock on the NYSE for the five trading day period immediately preceding and including such grant date.

By signing below, I confirm that I have received and read a copy of the Offering Memorandum dated May 22, 2015 relating to the Exchange Program, the Instructions to Election Form and Agreements in Respect of Election Form annexed to this Election Form, and indicate hereby my conformity thereto.

[Remainder of page intentionally blank]

Signature:
Name:
Date:

*	If the exchange ratio, when applied to an exchange of an Eligible Option for a Replacement Option, yields a fractional amount of shares, we will round down to the nearest whole number the shares to be covered by that Replacement Option. We will not grant any Replacement Options with respect to these fractional shares. In addition, no cash will be paid with respect to any such fractional shares.
**	If neither Exchange/Decline box is chosen, you will be considered to DECLINE the election.

INSTRUCTIONS TO ELECTION FORM

1. DEFINED TERMS. All terms used in this Election Form and the annexes thereto but not defined have the meaning given to them in the Offering Memorandum, dated May 22, 2015. References in this Election Form to “Weight Watchers,” “the Company,” “we,” “us,” “our,” and “ours” mean Weight Watchers International, Inc.

2. EXPIRATION TIME. This Offer and any rights to tender or to withdraw a tender of your Eligible Options will expire at 5:00 p.m., New York City time, on June 22, 2015, unless the Offer is extended or terminated by us.

3. DELIVERY OF ELECTION FORM. If you intend to tender your Eligible Options under the Offer, a signed copy of this Election Form must be received by Weight Watchers before the Expiration Time (5:00 p.m., New York City time, on June 22, 2015, unless the Offer is extended or terminated by us) by one of the following means:

By Regular Mail:

Weight Watchers International, Inc.

Attention: Corporate Secretary

675 Avenue of the Americas, 6th Floor

New York, New York 10010; or

By e-mail:

optionexchange@weightwatchers.com.

Your Election Form will be effective only upon receipt and acceptance by us. Weight Watchers will only accept delivery of the signed Election Form by one of the methods of delivery described above. The method of delivery is at your own option and risk. You are responsible for making sure that the Election Form is delivered as indicated above. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time.

You are not required to tender your Eligible Options, however if tendered, you must tender all of your Eligible Options.

4. GRANT DOCUMENTATION. You do not need to return your stock option agreements or other option grant documents relating to your tendered Eligible Options, as they will be automatically cancelled if we accept your Eligible Options for exchange.

5. WITHDRAWAL OF ELECTION. You may withdraw your tendered Eligible Options at any time before the Expiration Time (5:00 p.m., New York City time, on June 22, 2015). If the Expiration Time is extended by us, you can withdraw your tendered Eligible Options at any time before the Expiration Time as extended for this Offer.

To validly withdraw your tendered Eligible Options, you must complete a Notice of Withdrawal and submit it to us by regular mail to Weight Watchers International, Inc., Attention: Corporate Secretary, 675 Avenue of the Americas, 6th Floor, New York, New York 10010, or by e-mail to optionexchange@weightwatchers.com. If you elect to withdraw your tendered Eligible Options, then you must withdraw all your tendered Eligible Options. Partial withdrawals will not be accepted. Withdrawals may not be rescinded and Eligible Options withdrawn will not be considered to be properly tendered, unless your Eligible Options are properly re-tendered before the Expiration Time by following the procedures described in Instruction 3 above.

6. SIGNATURES. Please sign and date this Election Form. Except as described in the following sentence, this Election Form must be signed by the Eligible Employee who holds the Eligible Options to be tendered. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title must be identified on this Election Form and proper evidence of the authority of such person to act in such capacity must be provided with this Election Form.

7. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or requests for assistance regarding the Exchange Program (including requests for additional copies of the Offering Memorandum or this Election Form) should be directed to Weight Watchers International, Inc., Attention: Corporate Secretary, 675 Avenue of the Americas, 6th Floor, New York, New York 10010, or by e-mail to optionexchange@weightwatchers.com.

8. IRREGULARITIES. We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any documentation relating to the exchange of Eligible Options. Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final, conclusive and binding on all persons. We reserve the right to reject any or all tenders of Eligible Options for exchange that we determine are not in appropriate form or that we determine are unlawful to accept or are not timely tendered. Subject to Rule 13e-4 under the Exchange Act, we also reserve the right, in our reasonable discretion, to waive any of the conditions of this Offer or any defect or irregularity in any tender of Eligible Options for exchange. If we waive any of the conditions of this Offer, we will do so for all Eligible Employees. No tender of Eligible Options for exchange will be deemed to have been properly made until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities, nor will anyone incur any liability for failure to give any such notice.

9. ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS. Weight Watchers will not accept any alternative, conditional or contingent tenders.

10. IMPORTANT TAX INFORMATION. You should refer to Section 13, Material U.S. Federal Income Tax Consequences, of the Offering Memorandum, which contains important tax information. We encourage you to consult your personal tax, financial and legal advisors before deciding to participate in the Exchange Program. If you live or work outside the United States, or are otherwise subject to a tax liability in a non-U.S. jurisdiction, you should refer to the applicable Schedules to the Offering Memorandum for a discussion of the tax and other consequences that may apply to you.

11. DATA PRIVACY. To administer the Exchange Program, Weight Watchers may collect, use, process, transfer and disclose certain information regarding you and your Eligible Options (subject to compliance with applicable law), including, but not limited to, your name, home address and telephone number, date of birth, social security or national insurance number or other identification number, salary, nationality, job title, any shares of stock held in, or directorships of, Weight Watchers or its subsidiaries, details of all stock options or any other entitlement to shares of Weight Watchers stock awarded, cancelled, exercised, vested, unvested or outstanding in your favor (“Data”). Further, Weight Watchers may have to transfer that information on to third parties who are assisting with the Exchange Program. By submitting this Election Form and surrendering your Eligible Options for exchange, you explicitly and unambiguously consent to the collection, use, process, transfer and disclosure (including to the United States and other jurisdictions throughout the world), in electronic or other form, of your Data by Weight Watchers and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing your participation in the Exchange Program as described above. You acknowledge that Weight Watchers is subject to applicable regulations in relation to the handling of your personal information and that you can find out more about your rights in relation to accessing and updating your personal information and raising questions and concerns by contacting Weight Watchers’ privacy office via e-mail at privacy@weightwatchers.com.

12. GOVERNING LAW AND DOCUMENTS. This Election Form is governed by, and subject to, the laws of the State of New York, as well as the terms and conditions set forth in the Offering Memorandum. Any and all disputes relating to this Election Form shall be brought only in a state or federal court of competent jurisdiction sitting in Manhattan, New York.

13. TRANSLATIONS. If you have received this or any other document related to the Exchange Program translated into a language other than English and if the translated version is different in meaning than the English version, the English version will control.

AGREEMENTS IN RESPECT OF ELECTION FORM

(1)	I hereby tender to Weight Watchers for exchange all my Eligible Options which are specified in the table above and understand that, upon acceptance by Weight Watchers, this Election Form will constitute a binding agreement between Weight Watchers and me.

(2)	I understand that if I validly tender all Eligible Options for exchange, and such Eligible Options are accepted and cancelled, I will receive a Replacement Option grant to purchase a number of shares of Weight Watchers common stock in exchange for Eligible Options that are tendered and accepted for exchange, upon the terms and subject to the conditions set forth in the Offering Memorandum and this related Election Form, as well as the terms and conditions of the applicable option grant documentation.

(3)	I understand the Replacement Options issued to me in the Exchange Program will solely be time-vesting (without any requirement of achieving specified stock price hurdles) and will vest over three years beginning on the grant date, with 25% of the stock options vesting on each of the first and second anniversaries of the date of grant and 50% of the stock options vesting on the third anniversary of the date of grant, subject to my continued employment with the Company and its subsidiaries through the applicable vesting date.

(4)	I understand that the per share exercise price of the Replacement Options will be equal to the greater of (x) the closing price per share of the Company’s common stock on the NYSE on the date the Replacement Options are granted (which is expected to be the Expiration Time of the Offer) and (y) the average closing price per share of the Company’s common stock on the NYSE for the five trading day period immediately preceding and including such grant date.

(5)	Weight Watchers has advised me to consult with my personal tax, financial and legal advisors before deciding to participate in the Exchange Program.

(6)	To remain eligible to tender my Eligible Options for exchange pursuant to the Exchange Program, I understand that I must be an active employee of Weight Watchers or any of its subsidiaries and hold Eligible Options during the entire period from and including May 22, 2015 through the date the Offer expires, currently expected to be 5:00 p.m., New York City time, on June 22, 2015, unless the Expiration Time is extended by Weight Watchers.

(7)	I understand that neither the ability to participate in the Exchange Program nor actual participation in the Exchange Program shall be construed as a right to continued employment with Weight Watchers or any of its subsidiaries.

(8)	I understand that, in accordance with Section 7, Conditions of This Offer, and Section 1, Eligibility; Number of Options; Expiration Time, as set forth in the Offering Memorandum, Weight Watchers may extend, amend, withdraw, or terminate the Offer and postpone its acceptance and cancellation of my Eligible Options that I have tendered for exchange. In any such event, I understand that the Eligible Options tendered for exchange but not accepted will remain in effect with their current terms and conditions.

(9)	I understand that my election is entirely voluntary. I am aware that I may change or withdraw my decision to tender my Eligible Options at any time before the Expiration Time, as described in the Instructions to Election Form. I understand that this decision to tender my Eligible Options will be irrevocable as of the Expiration Time (5:00 p.m., New York City time, on June 22, 2015), unless the Offer is extended or terminated by Weight Watchers.

(10)	I hereby sell, assign, and transfer to Weight Watchers all right, title, and interest in and to all of my Eligible Options that I am surrendering for exchange as specified in the table above. I agree that I will have no further right or entitlement to purchase any shares of Weight Watchers common stock under the tendered Eligible Option grants on the date Weight Watchers accepts those option grants for exchange and cancellation. I understand that my death or incapacity will not affect Weight Watchers’ authority to take the actions described in the Offering Memorandum with respect to Eligible Options that I have tendered for exchange and that are accepted for cancellation and that such authority will survive my death or incapacity. All of my obligations under this Election Form will be binding upon my heirs, personal representatives, successors, and assigns.

(11)	I agree to all of the terms and conditions of the Exchange Program.